

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 17, 2006

Mr. Douglas E. Fears
Chief Financial Officer
Helmerich & Payne, Inc.
1437 S. Boulder Ave, Suite 1400
Tulsa, Oklahoma 74119-3623

> **Re:** **Helmerich & Payne, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 13, 2005**
> **Form 10-Q for Fiscal Quarters Ended December 31, 2005 and**
> **March 31, 2006**
> **Filed February 7, 2006 and May 5, 2006**
> **Response Letter Dated May 8, 2006**
> **File No. 1-4221**

Dear Mr. Fears:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Note 14 – Segment Information, page 58

1.   We note your response to comment 2 in our letter dated April 28, 2006, and we disagree with your conclusions. We reissue that comment in its entirety and ask that you perform the requested analysis pursuant to SFAS 131, paragraph 17.

As we stated previously, it is apparent from the materials you provided that your operations in each country meet the definition of an operating segment as contemplated by paragraph 10 of SFAS 131 because each engages in business activities from which it earns revenues and incur expenses; its operating results are regularly reviewed by your CODM; and discrete financial information is available for each country.

Please refer to EITF Topic D-70, which indicates that materials provided to the CODM are assumed to be used by the CODM in evaluating the performance of the entity's segments.

As such, it is necessary to determine whether it is appropriate to aggregate any or all of the countries/operating segments in accordance with the provisions of SFAS 131. Please provide your analysis to us promptly.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Sincerely,

April Sifford
Branch Chief